7/26

04035810

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sky Perfect Communications Inc.

*CURRENT ADDRESS

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5713

FISCAL YEAR 3-31-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/27/04

(Summary English Translation)

Business Report for the Fiscal Year Ended March 2004

April 1, 2003 through March 31, 2004

SKY Perfect Communications Inc.

To Our Shareholders

Compliments of Yasushi Hosoda, the Chairman and Representative Director of the Company, and Hajime Shigemura, the President and Representative Director of the Company, are mentioned.

AR/S
3-31-04

Summary of Financial Data

(Millions of yen)

	Fiscal year ended March, 2004	Fiscal year ending March, 2005 (forecast)
Operating revenues	72,475	77,000
Net income	4,384	5,000

	Fiscal year ended March, 2004
Cumulative total of registrants and annual percentage of individual cancellation	
Cumulative total of registrants *(thousands)*	3,647
Cumulative total of individual registrants *(thousands)*	3,182
Percentage of individual cancellation *(%)*	9.0
ARPU:	
Average service fee revenue per customer per month *(yen)*	1,469
Average pay-per-view revenue per customer per month *(yen)*	3,725
SAC:	
Advertising fees *(yen)*	9,779
Sales promotion fees *(yen)*	4,286
Sales incentives *(yen)*	16,440
Total *(yen)*	30,505
EBITDA:	
EBITDA *(million yen)*	7,484
EBITDA margin *(%)*	10.3

Questions and Answers regarding Business Strategy

Questions regarding the Company's business strategy and answers thereto are mentioned.

Basic Profit Structure

The outline of the Company's profit structure is mentioned.

Consolidated Summary Financial Statements

(See below)

Non-consolidated Summary Financial Statements

(See below)

Stock Information (at March 31, 2004)

Information Concerning Shares

Total number of shares authorized to be issued: 3,200,000 shares
Total number of outstanding shares: 2,267,608 shares
(Note) Outstanding shares have increased 29,700 shares due to the merger with Plat One, and 557 shares due to the exercise of subscription rights during this fiscal year.
Number of shareholders: 40,577

Principal Shareholders

Name of Shareholder	Number of Shares Owned	Shareholding Ratio (%)
Sony Broadcast Media Co., Ltd.	283,058	12.48
Fuji Television Network, Inc.	283,058	12.48
Itochu Corporation	283,058	12.48
JSAT Corporation	156,780	6.91
Tokyo Broadcasting System, Inc.	129,000	5.69
Nippon Television Network Corporation	118,910	5.24
State Street Bank and Trust Company	102,450	4.52
The Master Trust Bank of Japan, Ltd.	95,990	4.23
Matsushita Electric Industrial Co., Ltd.	70,420	3.11
Sumitomo Corporation	69,320	3.06

(Note 1) The shareholding ratio is calculated against a total of 2,267,608 shares issued.
(Note 2) As of March 31, 2003, non-Japanese shareholders accounted for 12.16% of the total number of voting rights with respect to the Company's shares (according to the calculation method of Ministry of Public Management, Home Affairs, Posts and Telecommunications in Japan).
(Note 3) The above-mentioned shares held by Itochu Corporation include 147,000 shares transferred as trust assets to the retirement pension trust. (Although these shares are registered in the name of Mizuho Trust & Banking Co., Ltd. retirement trust account for Itochu Corporation in the shareholders'

register, due to the retirement trust agreement, Itochu Corporation has the right to issue instructions concerning voting rights.)

(Note 4) The above-mentioned shares held by Sumitomo Corporation include 65,100 shares transferred as trust assets to the retirement pension trust. (Although these shares are registered in the name of Japan Trustee Services Bank, Ltd. - The Sumitomo Trust and Banking Company, Limited retirement trust account for Sumitomo Corporation in the shareholders' register, due to the retirement trust agreement, Sumitomo Corporation has the right to issue instructions concerning voting rights.)

Changes in Stock Price

Changes in stock price of the Company from April 2003 through May 2004 are mentioned by a bar graph and a line graph.

Status of Shareholders (by Category)

	(Number of Shareholders)	
Financial institutions:	36	(0.09%)
Securities houses:	13	(0.03%)
Other corporate shareholders:	698	(1.72%)
Non-Japanese corporate shareholders, etc.:	134	(0.33%)
Individual and other shareholders:	39,696	(97.83%)
(Total)	40,577	

Status of Shareholders (by Number of Shares per Shareholder)

	(Number of Shares)	
Financial institutions:	429,497	(18.94%)
Securities houses:	13,311	(0.59%)
Other corporate shareholders:	1,321,085	(58.26%)
Non-Japanese corporate shareholders, etc.:	275,698	(12.16%)
Individual and other shareholders:	228,017	(10.05%)
(Total)	2,267,608	

(Note) The above-mentioned shares classified as held by other corporate shareholders includes 3,355 shares held by Japan Securities Depository Center, Inc.

Corporate Data (at March 31, 2004)

Outline

Date of establishment:	November 10, 1994
Company name:	SKY Perfect Communications Inc.
Service name:	SKY PerfecTV!
Address of the head office:	15-1, Shibuya 2-chome, Shibuya-ku, Tokyo 150-8326
Capital stock:	50,014 million yen
Number of employees:	295 (Consolidated)

Principal Office

Meguro Media Center located at Honda Denki Building, 5-37, Kami-Osaki 4-chome, Shinagawa-ku, Tokyo

Aomi Broadcasting Center located at Aomi Frontier Building, 43, Aomi 2-chome, Koto-ku, Tokyo

Status of Subsidiaries

Company Name	Capital Stock	Company's Shareholding Ratio	Principal Business
Data Network Center Corporation	6,000 million yen	51.00%	Customer management
Multi Channel Entertainment Inc.	10 million yen	90.00%	Commission broadcasting
SamuraiTV Corporation	12 million yen	80.25%	Commission broadcasting
Opticast Inc.	480 million yen	100.00%	Broadcasting for service use

Board Members (at June 25, 2004)

Names of 11 Directors (including two representative directors) and five Corporate Auditors are included.

Shareholders' Memo

Closing account date, timing of general meeting of shareholders, record date, name of transfer agent, contact place for the transfer agent, commission place for the transfer agent, Company's URL for public notice and newspaper publishing public notice are mentioned.

Summary Financial Statements (Consolidated)

CONSOLIDATED BALANCE SHEETS

(Millions of yen)

	Fiscal year ended March, 2003 As of March 31, 2003	**Fiscal year ended March, 2004** As of March 31, 2004
Assets		
Current Assets:		
Cash and deposits	28,884	40,935
Accounts receivables	8,220	6,994
Securities	34,392	26,028
Broadcasting rights	2,153	3,741
Accrued revenue	1,702	2,239
Other current assets	1,876	3,376
Allowance for doubtful receivables	-381	-311
Total current assets	**76,848**	**83,004**
Fixed Assets:		
Tangible fixed assets:		
Building	1,929	1,809
Machinery and equipment	3,242	3,335
Nominal account for construction	2	1,544
Other tangible fixed assets	882	664
Total tangible fixed assets	**6,056**	**7,353**
Intangible fixed assets:		
Software	4,420	3,388
Other intangible fixed assets	41	38
Total intangible fixed assets	**4,461**	**3,427**
Investment and others:		
Investment securities	26,392	31,164
Others	3,583	1,586
Total investment and others	**29,975**	**32,751**
Total fixed assets	**40,493**	**43,532**
Total Assets	**117,341**	**126,536**

CONSOLIDATED BALANCE SHEETS

(Millions of yen)

	Fiscal year ended March, 2003 As of March 31, 2003	**Fiscal year ended March, 2004** As of March 31, 2004
Liabilities		
Current Liabilities:		
Accrued accounts	7,411	9,744
Accrued expenses	2,430	1,177
Accrued income taxes	11	13
Deposits received (pay-per-view)	12,427	12,650
Allowance for employees' bonuses	217	220
Subscription right	2	2
Other current liabilities	1,098	1,763
Total current liabilities	**23,599**	**25,573**
Fixed Liabilities:		
Bonds	5	5
Long-term accrued accounts	1,641	1,200
Allowance for retirement benefit	266	525
Allowance for directors' retirement benefit	17	17
Other fixed liabilities	741	749
Total fixed liabilities	**2,671**	**2,496**
Total Liabilities	**26,271**	**28,069**
Minority Interests:		
Minority Interests	2,274	2,208
Shareholders' Equity:		
Common stock	**139,461**	**50,014**
Capital surplus	**74,006**	**43,923**
Retained earnings	**-124,808**	**3,334**
Other unrealized gains on securities	**136**	**-1,014**
Total Shareholders' Equity	**88,795**	**96,258**
Total Liabilities, Minority Interests and Shareholders' Equity	**117,341**	**126,536**

CONSOLIDATED STATEMENTS OF INCOME

(Millions of yen)

	Fiscal year ended March, 2003 From April 1, 2002 To March 31, 2003	Fiscal year ended March, 2004 From April 1, 2003 To March 31, 2004
Operating Revenues:		
Platform business revenues	70,373	72,475
Total operating revenues	**70,373**	**72,475**
Operating Expenses:		
Platform business expenses	45,865	49,758
Selling, general and administrative expenses	42,819	18,563
Total operating expenses	**88,685**	**68,322**
Operating Income	**-18,311**	**4,152**
Non-operating Revenues:		
Interest and dividend income	253	547
Gains on sales of securities	79	199
Other non-operating revenues	19	114
Total non-operating revenues	**352**	**861**
Non-operating Expenses:		
Interest expenses	37	43
Equity in net loss of affiliated company	55	91
Foreign exchange loss	372	-
Amortization of development expenses	533	-
Loss on valuation of options	-	21
Other non-operating expenses	66	4
Total non-operating expenses	**1,065**	**160**
Ordinary Income	**-19,025**	**4,853**
Extraordinary Profit		
Compensation for damages received	-	28
System service charge cancellation fee received	-	20
Total extraordinary profit	**-**	**48**
Extraordinary Loss:		
Loss from removal of fixed assets	144	100
Loss from sale of fixed assets	-	2
Loss on valuation of investment securities	41	259
Loss on sales of investment securities	39	-
Difference from retirement benefit calculations	-	161
Loss from installment cancellation	-	47
Total extraordinary loss	**225**	**571**

Net income before adjustment of tax	**-19,251**	**4,330**
Income taxes, inhabitants tax and business tax	**11**	**12**
Minority loss	**370**	**66**
Net income	**-18,893**	**4,384**

CONSOLIDATED STATEMENT OF SURPLUS

(Millions of yen)

	Fiscal year ended March, 2003 From April 1, 2002 To March 31, 2003	**Fiscal year ended March, 2004** From April 1, 2003 To March 31, 2004
Capital Surplus		
Capital surplus at beginning of year	**74,004**	**74,006**
Increase in capital surplus	**1**	**31,423**
Profit from merger	-	4,200
Profit from capital reduction	-	27,208
Exercise of share subscription rights	1	14
Decrease in capital surplus	**-**	**61,506**
Reversal of capital reserve	-	61,506
Capital surplus at end of year	**74,006**	**43,923**
Retained Earnings		
Retained earnings at beginning of year	**-105,915**	**-124,808**
Increase in retained earnings	**-**	**128,143**
Net income	-	4,384
Capital reduction	-	62,252
Reversal of capital reserve	-	61,506
Decrease in retained earnings	**18,893**	**-**
Net loss	18,893	-
Retained earnings at end of year	**-124,808**	**3,334**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of yen)

	Fiscal year ended March, 2003 From April 1, 2002 To March 31, 2003	Fiscal year ended March, 2004 From April 1, 2003 To March 31, 2004
Cash Flows From Operating Activities:		
Net income before adjustment of tax	-19,251	4,330
Depreciation	4,352	3,111
Amortization of deferred assets	533	-
Loss on valuation of investment securities	-	259
Increase (decrease) in allowance for doubtful receivables	-32	-70
Interest receivable and dividend income	-253	-547
Interest expense	37	43
Decrease (increase) in sales receivable	-1,216	1,351
Decrease (increase) in inventory assets	-318	-1,492
Decrease (increase) in advances	11,192	-
Increase (decrease) in accrued accounts	-2,832	1,805
Increase (decrease) in accrued expenses	-533	-1,471
Increase (decrease) in deposits received (pay-per-view)	995	223
Other cash flows from operating activities	60	463
Sub-total	-7,265	8,007
Amount of interest and dividend income	177	370
Payment for interest	-37	-43
Payment for income taxes, etc.	-9	-12
Total cash flows from operating activities	**-7,135**	**8,322**
Cash Flows From Investing Activities:		
Payments for fixed deposits	-20,000	-
Proceeds from fixed deposits	48,353	5,020
Payments for purchase of securities	-21,116	-14,886
Proceeds from redemption of securities	12,135	23,035
Payments for purchase of investments in securities	-27,532	-13,318
Proceeds from sales/redemption of investments in securities	1,084	3,199
Payments for purchases of fixed assets	-6,103	-2,337
Proceeds from sales of fixed assets	5,556	320
Payments for purchase of software	-2,021	-767
Payments for currency swap assets	-2,211	-
Proceeds from currency swap assets	-	1,029
Other cash flows from investing activities	58	1
Total cash flows from investing activities	**-11,796**	**1,296**
Cash Flows From Financing Activities:		
Proceeds from issuance of stock	3	28
Payments for installment liability	-664	-2,110
Total cash flows from financing activities	**-661**	**-2,081**
Effect of exchange rate changes on cash and cash equivalents	-107	-0
Net increase (decrease) in cash and cash equivalents	**-19,700**	**7,535**
Cash and cash equivalents at beginning of year	**57,803**	**38,102**
Cash and cash equivalents received from merger	**-**	**302**
Cash and cash equivalents at end of year	**38,102**	**45,941**

Summary Financial Statements (Non-consolidated)

BALANCE SHEETS

(Millions of yen)

	Fiscal year ended March, 2003 As of March 31, 2003	Fiscal year ended March, 2004 As of March 31, 2004
Assets		
Current Assets:		
Cash and deposits	22,983	36,176
Accounts receivables	7,952	6,954
Securities	34,392	26,028
Broadcasting rights	2,132	3,715
Other current assets	1,946	3,372
Allowance for doubtful receivables	-363	-295
Total current assets	**69,043**	**75,952**
Fixed Assets:		
Tangible fixed assets:		
Building	1,801	1,690
Machinery and equipment	3,239	3,330
Nominal account for construction	2	1,544
Other fixed assets	683	516
Total tangible fixed assets	**5,726**	**7,082**
Intangible fixed assets:		
Software	2,699	1,984
Other intangible fixed assets	25	22
Total intangible fixed assets	**2,724**	**2,007**
Investment and others:		
Investment securities	26,083	30,947
Affiliate shares	3,569	4,049
Currency swap assets	2,217	-
Others	1,251	1,483
Total investment and others	**33,120**	**36,479**
Total fixed assets	**41,571**	**45,569**
Total Assets	**110,615**	**121,522**

BALANCE SHEETS

(Millions of yen)

	Fiscal year ended March, 2003 As of March 31, 2003	Fiscal year ended March, 2004 As of March 31, 2004
Liabilities		
Current Liabilities:		
Accrued accounts	6,603	8,538
Accrued expenses	2,394	1,175
Deposits received (pay-per-view)	8,653	10,034
Accrued accounts from acquisition of fixed assets	455	903
Other current liabilities	1,286	1,912
Total current liabilities	**19,394**	**22,563**
Fixed Liabilities	**1,375**	**1,538**
Total Liabilities	**20,769**	**24,102**
Shareholders' Equity		
Common stock	139,461	50,014
Capital surplus	74,006	43,923
Capital reserve	74,006	16,715
Other capital surplus	-	27,208
Retained earnings	-123,758	4,495
Unappropriated net income	-123,758	4,495
Other unrealized gains on securities	136	-1,014
Total Shareholders' Equity	**89,845**	**97,419**
Total Liabilities and Shareholders' Equity	**110,615**	**121,522**

STATEMENTS OF INCOME

(Millions of yen)

	Fiscal year ended March, 2003 From April 1, 2002 To March 31, 2003	Fiscal year ended March, 2004 From April 1, 2003 To March 31, 2004
Operating Revenues:		
Platform business revenues	68,179	70,028
Total operating revenues	**68,179**	**70,028**
Operating Expenses:		
Platform business expenses	43,340	47,778
Selling, general and administrative expenses	41,649	17,998
Total operating expenses	**84,990**	**65,776**
Operating Income	**-16,810**	**4,251**
Non-operating Revenues:		
Interest and dividend income	23	9
Interest from securities	232	542
Gains on sales of securities	79	199
Other non-operating revenues	13	107
Total non-operating revenues	**348**	**858**
Non-operating Expenses:		
Interest expenses	14	15
Foreign exchange loss	372	-
Amortization of development expenses	533	-
Loss on valuation of options	-	21
Other non-operating expenses	65	-
Total non-operating expenses	**986**	**36**
Ordinary Income	**-17,449**	**5,073**
Extraordinary Loss:		
Loss on valuation of affiliate stock	700	-
Loss on valuation of investment securities	41	259
Loss on sales of investment securities	39	-
Loss from removal of fixed assets	134	100
Loss from sale of fixed assets	-	2
Difference from retirement benefit calculations	-	161
Loss from installment cancellation	-	47
Total extraordinary loss	**916**	**571**
Net income before tax	**-18,365**	**4,502**
Income taxes, inhabitants tax and business tax	**6**	**6**
Net income	**-18,372**	**4,495**

Loss brought forward	**105,386**	**62,252**
Coverage amount of loss brought forward from capital reduction	**-**	**-62,252**
Unappropriated net income	**-123,758**	**4,495**

STATEMENTS OF APPROPRIATION OF PROFIT

(Millions of yen)

	Fiscal year ended March, 2003	Fiscal year ended March, 2004
the date approved in shareholders' meeting	June 27, 2003	June 25, 2004
Unappropriated income	-123,758	4,495
Amount of appropriation of profit	-	
Shareholder dividend	-	1,133
Amount of disposition of loss		-
Reversal of capital reserve	61,506	-
Income brought forward to the next period	-62,252	3,361

FILE No.
82—5113

BRIEF DESCRIPTION OF ANNUAL SECURITIES REPORT

The Annual Securities Report for the 10th fiscal year (April 1, 2003 through March 31, 2004) prepared in accordance with Articles 24-1 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau on June 28, 2004 through EDINET (Electronic Disclosure for Investors' Network), and to the Tokyo Stock Exchange, Inc. on June 28, 2004.

(Summary English Translation)

June 3, 2004

TO OUR SHAREHOLDERS:

15-1, Shibuya 2-chome
Shibuya-ku, Tokyo
SKY Perfect Communications Inc.
Yasushi Hosoda
Chairman and Representative Director

Notice of Convocation of the 10th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 10th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend, you may exercise your voting rights in writing or by electronic means (internet). After examining the attached reference materials, please exercise your voting rights by either means. If you wish to do so by electronic means (internet), please examine the enclosed reference material entitled "Exercising Voting Rights through the Internet".

Particulars

(1) Date: 10:00 a.m., Friday, June 25, 2004

(2) Place: Rainbow Hall
Hotel Kaiyo, 4th Floor
27-7, Hyakunin-cho 2-chome
Shinjuku-ku, Tokyo

(3) Purpose of Meeting:

Matters to be reported:	Presentation of Balance Sheet as of March 31, 2004, Business Report and Statement of Income for the 10th fiscal year from April 1, 2003 through March 31, 2004.

Matters to be resolved:

Agendum No. 1:	Approval of the proposed appropriation of profit for the 10th fiscal year
Agendum No. 2:	Amendment to the Articles of Incorporation
Agendum No. 3:	Election of 11 Directors
Agendum No. 4:	Election of one Auditor
Agendum No. 5:	Issuance of stock acquisition rights as stock options

(Attached Materials)

BUSINESS REPORT

For the period from April 1, 2003 through March 31, 2004

1. SUMMARY OF OPERATIONS

Business developments and results, financing and capital investments of the Company for the fiscal year ended March 31, 2004, business results and financial position in recent years and future business strategies are mentioned.

2. SUMMARY OF THE COMPANY

Information relating to principal businesses, offices, state of shares, employees, principal correspondent banks, combined businesses, directors and auditors of the Company, stock acquisition rights issued under specially favourable conditions to persons other than the shareholders and material event that has occurred since April 1, 2004 are mentioned.

BALANCE SHEETS
(As of March 31, 2004)

(Millions of yen)

<Assets>		**<Liabilities>**	
Current Assets:		**Current Liabilities:**	
Cash and deposits	36,176	Accrued accounts	9,441
Accounts receivables	6,954	Accrued expenses	1,175
Securities	26,028	Deposits received (pay-per-view)	10,034
Broadcasting rights	3,715	Accrued income taxes	7
Inventory goods	208	Deferred tax liability	1
Prepaid expenses	1,398	Allowance for employees' bonuses	192
Accrued revenue	148	Share purchase right	2
Accrued tax and other	28	Other	1,708
Other	1,587	**Total current liabilities**	**22,563**
Allowance for doubtful receivables	-295		
Total current assets	**75,952**	**Fixed Liabilities:**	
		Bonds	5
Fixed Assets:		Long-term accrued accounts	262
Tangible fixed assets:		Guaranty deposit	642
Accessory equipment for buildings	1,690	Allowance for retirement benefit	505
Machinery and equipment	3,330	Allowance for directors' retirement bonus	17
Automotive equipment	5	Other	106
Tools, appliance and equipment	511	**Total fixed liabilities**	**1,538**
Nominal account for construction	1,544		
Total tangible fixed assets	**7,082**	**Total Liabilities**	**24,102**
Intangible fixed assets:		**<Shareholders' Equity>**	
Trademark rights	16	**Common stock**	**50,014**
Patent rights	2	**Capital surplus**	**43,923**
Telephone subscription rights	2	**Capital reserve**	**16,715**
Software	1,984	**Other capital surplus**	**27,208**
Total intangible fixed assets	**2,007**	Gains from capital reduction	27,208
		Retained earnings	**4,495**
Investment and other assets:		Unappropriated net income	4,495
Investment securities	31,447		
Subsidiary shares	3,549	**Unrealized gains on stock etc.**	**-1,014**
Long-term loans receivable	250	**Total Shareholders' Equity**	**97,419**
Guarantee money deposited	573		
Long-term prepaid expenses	310	**Total Liabilities and Shareholders' Equity**	**121,522**
Others	349		
Total investment and others	**36,479**		
Total fixed assets	**45,569**		
Total Assets	**121,522**		

STATEMENT OF INCOME

From April 1, 2003
To March 31, 2004

(Millions of yen)

<Recurring Revenues>		
Operating Loss and Revenues		
Operating Revenues:		
Platform business revenues		70,028
Operating Expenses:		
Platform business expenses	47,778	
Selling, general and administrative expenses	17,998	65,776
Operating Income		**4,251**
Non-operating Loss and Revenues		
Non-operating Revenues:		
Interest and dividend income	551	
Gains on sale of securities	199	
Foreign exchange gain	33	
Gains on valuation of options	56	
Other non-operating revenues	17	858
Non-operating Expenses:		
Interest expenses	15	
Loss on valuation of options	21	36
Ordinary Income		**5,073**
<Extraordinary Loss and Revenues>		
Extraordinary Loss		
Loss on valuation of investment securities	259	
Loss from sale of fixed assets	2	
Loss from retirement of fixed assets	100	
Difference from retirement benefit calculations	161	
Loss from installment cancellation	47	571
Net income before tax		**4,502**
Income taxes, inhabitants tax and business tax		6
Net Income		**4,495**
Loss brought forward		62,252
Coverage amount of loss brought forward from capital reduction		-62,252
Unappropriated net income		**4,495**

STATEMENT OF APPROPRIATION OF PROFIT

(Yen)

Unappropriated net income	4,495,635,986
This amount will be appropriated as follows:	
Amount of dividend:	1,133,804,000
Ordinary dividend: 0 yen per share **Memorial dividend: 500 yen per share**	
Profit brought forward to the next period	3,361,831,986

(Note) Other capital surplus amount of 27,208,834,376 yen will be brought forward to the next period.

AUDIT REPORT

May 6, 2004

Mr. Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.

Tohmatsu & Co.

Katsuji Hayashi (Seal)
Certified Public Accountant
Senior Partner

Eisuke Hirokawa (Seal)
Certified Public Accountant
Senior Partner

Kohei Kan (Seal)
Certified Public Accountant
Partner

We have audited, pursuant to the provisions of Article 2, Paragraph 1 of "the Law concerning the Exceptional Provisions of the Commercial Code concerning Audit, etc. of Joint Stock Corporations", the balance sheet, statement of income, and business report (limited to the portion relating to accounting), proposed appropriation of profit and supporting schedules (limited to the portion relating to accounting) of SKY Perfect Communications Inc. ("the Company") for the 10th fiscal year from April 1, 2003 to March 31, 2004. The accounting parts of the business report and supporting schedules audited by us are those derived from the accounting books and records. It is the responsibility of the management of the Company to prepare these financial statements and supporting schedules, while our responsibility is to express our opinion on the financial statements and supporting schedules from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supporting schedules are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supporting schedules by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. The audit included audit procedures for subsidiaries as deemed necessary by us.

As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

(2) The business report of the Company (limited to the portion relating to accounting) presents fairly the conditions of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

(3) The proposed appropriation of profit is presented in compliance with the provisions of the relevant laws, regulations and the Company's Articles of Incorporation.

(4) The supporting schedules (limited to the portion relating to accounting) do not contain any items that should be pointed out pursuant to the provisions of the Commercial Code.

Subsequent events relating to the issuance of stock acquisition rights are described in the business report.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or engagement partners.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We as the Board of Statutory Auditors have prepared this Audit Report after receiving reports on auditing methods and results from each Statutory Auditor and upon consultation, concerning the execution of duties of the Directors during the 10th fiscal year from April 1, 2003 to March 31, 2004, and hereby report as follows:

1. Outline of Audit Methods by the Statutory Auditors

Each Statutory Auditor has regularly attended meetings of the Board of Directors and other important meetings, received reports on business from the Directors and others, inspected important documents including those showing approval of executives, investigated the conduct of business and the condition of properties at the major business offices such as the head office and the branch offices, and received reports from subsidiaries whenever necessary. Each Statutory Auditor has also received reports and explanations from the Independent Accountants and examined the financial statements and the supporting schedules.

In connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or its shareholders and the acquisition or disposal, etc. of treasury stock, each Statutory Auditor has, in addition to the aforesaid methods, further investigated the details of such transactions and requested reports from the Directors and others whenever necessary.

2. Results of Audit

(1) The methods and results of the audit by the Independent Accountants, Tohmatsu & Co., are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which is required to be pointed out by us in connection with the proposed appropriation of profit, in light of the financial position and other condition of the Company;

(4) The supporting schedules set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

Furthermore, there has been no breach of their obligations by the Directors in connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and subsidiaries or its shareholders or the acquisition or disposal, etc. of treasury stock.

May 7, 2004

Board of Statutory Auditors
SKY Perfect Communications Inc.

Yoshiki Hirowatari (Seal)
Full-time Statutory Auditor

Tamotsu Iba (Seal)
Statutory Auditor

Masao Sakai (Seal)
Statutory Auditor

Nobuyuki Kaneko (Seal)
Statutory Auditor

Fumiharu Shinoda (Seal)
Statutory Auditor

(Note) Mr. Yoshiki Hirowatari, Mr. Masao Sakai, Mr. Nobuyuki Kaneko and Mr. Fumiharu Shinoda are outside Statutory Auditors as required under paragraph 1, Article 18 of "the Law concerning the Exceptional Provisions of the Commercial Code concerning Audit, etc. of Joint Stock Corporations".

REFERENCE MATERIAL CONCERNING EXERCISE OF VOTES

1. Total number of voting rights owned by shareholders

2,264,252

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed appropriation of profit for the 10th fiscal year

The content of the proposed agendum is set forth in the "Statement of Disposition of Loss" in the attachment hereto.

Agendum No. 2: Amendment to the Articles of Incorporation

The reasons for the amendment are mentioned. A comparison chart showing proposed amendments to the Articles of Incorporation is included.

Agendum No. 3: Election of 11 Directors

Names and brief personal histories of candidates, and number of the Company's shares owned by such candidates are mentioned.

Agendum No. 4: Election of one Auditor

Name and brief personal history of the candidate, and number of the Company's shares owned by such candidate are mentioned.

Agendum No. 5: Issuance of stock acquisition rights as stock options

The reason for issuing the stock acquisition rights under specially favorable conditions, persons who will receive such rights and terms for issuing such rights are mentioned.

(Summary English Translation)

June 25, 2004

TO OUR SHAREHOLDERS:

15-1, Shibuya 2-chome
Shibuya-ku, Tokyo
SKY Perfect Communications Inc.
Yasushi Hosoda
Chairman and Representative Director

Notice of Resolutions of the 10th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 10th Ordinary General Meeting of Shareholders held today, reports and resolutions were made as described below.

Particulars

Matters reported:	Presentation of Balance Sheet as of March 31, 2004, Business Report and Statement of Income for the 10th fiscal year from April 1, 2003 through March 31, 2004.
Matters resolved:	
Agendum No. 1:	Approval of the proposed appropriation of profit for the 10th fiscal year Approved as proposed. 500 yen per share will be paid as a memorial dividend.
Agendum No. 2:	Amendment to the Articles of Incorporation Approved as proposed.
Agendum No. 3:	Election of 11 Directors Approved as proposed.
Agendum No. 4:	Election of one Auditor Approved as proposed.
Agendum No. 5:	Issuance of stock acquisition rights as stock options Approved as proposed.